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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers Future of Energy Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-22867

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application   ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1166 Avenue of the Americas, 30th Floor, New York, NY 10036

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Dana A. DeVivo, Esq.

Cohen & Steers Capital Management, Inc.

1166 Avenue of the Americas, 30th Floor

New York, NY 10036

212-796-9347

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

Cohen & Steers Capital Management, Inc.

1166 Avenue of the Americas, 30th Floor

New York, NY 10036

212-832-3232

Cohen & Steers Capital Management, Inc., the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, MA 02114-2016

617-786-3000

As the Registrant’s co-administrator and custodian, State Street Bank and Trust Company is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

SS&C GIDS, Inc.

P.O Box 219953

Kansas City, MO 64121-9953

800-437-9912

As the Registrant’s transfer agent, SS&C GIDS, Inc. is responsible for maintaining share transaction and other shareholder records.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end   ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Cohen & Steers Capital Management, Inc.

1166 Avenue of the Americas, 30th Floor

New York, NY 10036

Sub-advisers:

Cohen & Steers Asia Limited

Unit 3301B, 33rd Floor

The Henderson

2 Murray Road

Central Hong Kong

Cohen & Steers UK Limited

The Burlian

3 Dering Street, 2nd Floor

London, W1S 1AA

United Kingdom

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Cohen & Steers Securities, LLC

1166 Avenue of the Americas, 30th Floor

New York, NY 10036

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes   ☐ No

If Yes, state the date on which the board vote took place: March 10, 2026

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes   ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

In accordance with the organizational documents of Cohen & Steers Future of Energy Fund, Inc. and applicable Maryland state and U.S. federal law (including Rule 17a-8 under the Investment Company Act of 1940, as amended), the merger of Cohen & Steers Future of Energy Fund, Inc. into Cohen & Steers Future of Energy Active ETF, a series of Cohen & Steers ETF Trust was effected without the approval of shareholders of Cohen & Steers Future of Energy Fund, Inc.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes   ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: June 12, 2026

(b)	Were the distributions made on the basis of net assets?

☒ Yes   ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes   ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes   ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes   ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes   ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes   ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes   ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes   ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes   ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $398,176

(ii)	Accounting expenses:

Audit and Tax Fees: $8,000

(iii)	Other expenses (list and identify separately):

Printing and Mailing: $24,440

TA shareholder outreach services: $16,575

Press Release Distribution: $1,133

(iv)	Total expenses (sum of lines (i)-(iii) above): $448,324

(b)	How were those expenses allocated?

Cohen & Steers Capital Management, Inc. bore all of the expenses relating to the merger, except that Cohen & Steers Future of Energy Fund, Inc. bore any transaction costs incurred by it related to the disposition and acquisition of assets as part of the merger.

(c)	Who paid those expenses?

See response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes   ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes   ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes   ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Cohen & Steers Future of Energy Active ETF, a series of Cohen & Steers ETF Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22913

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: A form of the Agreement and Plan of Reorganization was included in the Form N-14 filed by Cohen & Steers ETF Trust on April 2, 2026 (File No. 333-294847).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf Cohen & Steers Future of Energy Fund, Inc., (ii) he or she is the Secretary and Chief Legal Officer of Cohen & Steers Future of Energy Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Dana A DeVivo
Dana A. DeVivo Secretary and Chief Legal Officer